Exhibit 16.1

[KPMG LLP Letterhead]

August 27, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Fidelity BancShares (N.C.), Inc. and, under the date of March 5, 2004, we reported on the consolidated financial statements of Fidelity BancShares (N.C.), Inc. as of and for the years ended December 31, 2003 and 2002. On August 23, 2004, our appointment as principal accountants was terminated. We have read Fidelity BancShares (N.C.), Inc.’s statements included under Item 4.01 of its Form 8-K dated August 23, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the description of the appointment by the Audit Committee of Dixon Hughes PLLC and approval of its engagement.

Very truly yours,

/S/ KPMG LLP